TRANSGLOBE ENERGY CORPORATION PROVIDES OPERATIONAL UPDATE
AND GUIDANCE FOR 2009

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 20, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on its operations and production guidance for 2009.

OPERATIONS UPDATE

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest):

Hana West Discovery

  The Hana #18 discovery well on the Hana West structure, first reported in TransGlobe’s mid- quarter update on December 16, 2008, tested a combined rate of 2,820 barrels of oil per day (“Bopd”) after four tests and is currently producing at a pump-restricted rate of 660 Bopd of 27.5° API oil from the Asl formation (A zone).
  A first appraisal well drilled on the new pool discovery, Hana West #2, intersected the south- bounding fault below the Asl A and B zones in Hana #18. Hana West #2 encountered a new pool discovery in a lower horizon (Asl C zone), with an estimated 30 feet of net oil pay. Subsequently, the well was side-tracked (“ST”) to the northwest across the fault where it encountered approximately 229 feet of net oil pay in the Asl A and B zones. Hana West #2 ST is now being completed as an Asl B producer. A high-volume jet pump is being installed to allow higher production rates than can be achieved with a rod pump.
  The second appraisal well, Hana West #3, is currently drilling through the Asl reservoir zones. Test results are expected in the next two to three weeks.
  Drilling commenced at Hana West #4 on January 18, 2009.

East Hoshia, potential discovery

  The East Hoshia #2 exploration well was drilled to a total depth of 9,038 feet and initially completed as a potential Thebes oil discovery. Testing is ongoing in this well.

Seismic

  TransGlobe completed a 360+ km2 3-D seismic acquisition program covering the East Hoshia, Hoshia, North Hoshia, Arta and East Arta development areas in October 2008. Mapping and interpretation are underway.

Republic of Yemen (“Yemen”):

  Block 32 (13.8% working interest): The Tasour #25 development well was drilled and completed as a Qishn S-1 oil producer.
  Block 72 (33% working interest): The Block 72 joint venture partners have entered the Production Sharing Agreement’s second exploration period (30 months) commencing January 12, 2009. It is expected that one exploration well will be drilled in late 2009 or early 2010.

  Blocks S-1 and 75 (25% working interest): Development drilling at An Nagyah is scheduled to commence later in the first quarter when the drilling rig is expected to be available.

2009 GUIDANCE

  TransGlobe expects production to average 8,500 to 9,000 Bopd for 2009, representing a 16% to 22% increase over the 2008 average production of approximately 7,350 Boepd. This target includes preliminary results from the new Hana West discovery. Production from the West Gharib fields in Egypt is expected to average approximately 5,200 to 5,700 Bopd during 2009, with the balance of approximately 3,300 Bopd coming from the Yemen properties. Guidance could be revised upwards during the year should the successes at Hana West continue.
  TransGlobe is planning a reduced capital budget for 2009, funded from available working capital and cash flow. The 2009 capital program may require adjustments during the year due to the volatility in crude oil prices. The majority of capital program adjustments, if any, would occur in the budget allocated to the operated Egyptian properties.
  Using the mid-point of production guidance and assuming an average oil price for the year of $40.00/Bbl Dated Brent, cash flow from operations (cash generated from operating activities before changes in non-cash working capital) in 2009 is expected to total approximately $24.0 million. An increase in the oil price of $10.00/Bbl would raise anticipated cash flow by approximately $10.0 million for the year.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com